UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934

Provide Commerce, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

74373W103

(CUSIP Number)

Charles Y. Tanabe, Esq.

Senior Vice President and General Counsel

Liberty Media Corporation

12300 Liberty Boulevard

Englewood, CO 80112

(720) 875-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 4, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74373W103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Liberty Media Corporation 84-1288730
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
N/A
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 500,000
	8.	Shared Voting Power 3,508,151(1)
	9.	Sole Dispositive Power 500,000
	10.	Shared Dispositive Power 3,508,151(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,008,151(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 33.16%(1)
14.	Type of Reporting Person (See Instructions) CO

(1)           3,508,151 shares of common stock, par value $.001 per share (the “Common Stock”), of Provide Commerce, Inc. (the “Issuer”) are subject to a Voting Agreement, dated December 4, 2005 (the “Voting Agreement”), between Liberty Media Corporation (the “Reporting Person”) and Jovian Holdings, LLC, which is discussed in greater details in Items 3 and 4 of this Schedule 13D.  The Reporting Person expressly disclaims beneficial ownership of any shares of Common Stock subject to the Voting Agreement.  Based on 12,086,916 shares of Common Stock outstanding as of December 2, 2005 (as provided to the Reporting Person by the Issuer), the number of shares of Common Stock subject to the Voting Agreement represents approximately 29.2% of the outstanding shares of Common Stock.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Statement of

LIBERTY MEDIA CORPORATION

Pursuant to Section 13(d) of the Securities Exchange Act of 1934
in respect of

Provide Commerce, Inc.

Item 1.	Security and Issuer

The class of equity securities to which this statement relates is the common stock, $0.001 par value per share (the “Common Stock”), of Provide Commerce, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 5005 Wateridge Vista Drive, San Diego, California 92121.

Item 2.	Identity and Background

This statement (the “Statement”) is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Liberty Media Corporation, a Delaware corporation (the “Reporting Person”). The address of the principal business and the principal office of the Reporting Person is 12300 Liberty Boulevard, Englewood, Colorado 80112. The Reporting Person is a holding company owning interests in a broad range of electronic retailing, media, communications and entertainment businesses.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer (including a director and officer who may be a controlling person) of the Reporting Person is set forth on Annex A.

To the knowledge of the Reporting Person, all persons listed on this Annex A (the “Annex A Persons”) are United States citizens, except for David J.A. Flowers, who is a Canadian citizen.  During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the Annex A Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On December 4, 2005, the Issuer, the Reporting Person, and Barefoot Acquisition, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, subject to the satisfaction or waiver of the conditions specified therein, Merger Sub will merge with and into the Issuer (the “Merger”) with the Issuer being the surviving entity in the Merger (the “Surviving Entity”).

Upon consummation of the Merger, each outstanding share of Common Stock (other than shares held by the Issuer and shares held by the Reporting Company) will be converted into the right to receive $33.75 in cash.  The Reporting Person expects to fund the consideration payable pursuant to the Merger Agreement from the Reporting Person’s working capital or borrowings from third parties.

As an inducement for, and in consideration of, the Reporting Person to enter into the Merger Agreement, Jovian Holdings, LLC (formerly known as JPS International, LLC), a Delaware limited liability company (the “Stockholder”) entered into a Voting Agreement, dated as of December 4, 2005 (the “Voting Agreement”), with the Reporting Person.  Pursuant to the Voting Agreement, the Stockholder has agreed that at any meeting of the stockholders of the Issuer called to vote upon the Merger and the Merger Agreement, or at any adjournment thereof, or in any other circumstances upon which a vote, consent or other approval with respect to the Merger and the Merger Agreement is sought, the Stockholder will vote (or cause to be voted) its beneficially held Shares (the “Subject Shares”):

•       in favor of approval and adoption by the Issuer of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement (the Merger together with such transactions, collectively, the “Transactions”);

• against any action or agreement made in opposition to, or in competition with, the Merger Agreement, the Merger or the Transactions; and
• except for the Transactions, against any merger, consolidation, business combination, reorganization, recapitalization, liquidation or sale or transfer of any material assets of the Company.

Under the Voting Agreement, the Stockholder also granted the Reporting Person, Merger Sub and each of their designees, and each of them individually, an irrevocable proxy coupled with an interest to vote the Subject Shares in accordance with the Voting Agreement. The Reporting Person has not expended any funds in connection with the execution of the Voting Agreement, other than incidental legal fees and expenses in connection therewith. The Stockholder cannot sell, transfer or otherwise dispose of the Subject Shares unless the transferee is a charitable foundation controlled by or under common control with the Stockholder and becomes a party to such Voting Agreement. In addition, the Stockholder is precluded from exercising any appraisal rights that it may have in connection with the Merger.

The Voting Agreement terminates upon the earlier to occur of: (i) the effective time of the Merger (the “Effective Time”) and (ii) 5:00 p.m. (New York time) on the 180th day following the date the Merger Agreement is terminated in accordance with its terms.

The foregoing descriptions of the Merger Agreement and the Voting Agreement do not purport to be complete and are qualified in their entirety by reference to such agreements. Copies of the Merger Agreement and the Voting Agreement, listed as Exhibit 1 and 2, respectively, hereto, are incorporated by references to Exhibit 2.1 and Exhibit 10.1, respectively, to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 2005.

Item 4.	Purpose of Transaction

As described in Item 3 above, this statement is being filed in connection with the entry into the Voting Agreement by the Reporting Person and the Stockholder in connection with the Merger and related Merger Agreement.

Upon the consummation and the effective time of the Merger, (i) the Issuer will become a wholly owned subsidiary of the Reporting Person and (ii) each outstanding share of Common Stock (other than shares held by the Issuer and shares held by the Reporting Person) will be converted into the right to receive $33.75 in cash, subject to adjustment in the event of any stock split, stock combination, stock dividend, reclassification or other similar action with respect to the Common Stock taken prior to the Effective Time. In addition, immediately following the Effective Time, all outstanding options and warrants (whether vested or unvested) to purchase shares of Common Stock will be terminated and cancelled in consideration for a cash payment equal to the product of (1) the excess of $33.75 over the applicable option or warrant exercise price, if any, by (2) the number of shares subject to such option or warrant. Each outstanding share of the Issuer’s restricted stock will be treated in the same manner as provided for unrestricted shares of Common Stock.

Following the Merger, the Common Stock will no longer be traded on the Nasdaq and registration of the Common Stock under the Exchange Act will be terminated.

Except as set forth in this Statement and in connection with the Merger described above, the Reporting Person has no plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) and (b). Other than those shares of Common Stock that may be deemed to be beneficially owned pursuant to the Voting Agreement, the Reporting Person holds (with sole right to vote and to dispose of) 500,000 shares of Common Stock, representing 4.14% of the outstanding Shares, which is based on 12,086,916 shares of Common Stock outstanding as of December 2, 2005, which share number was provided to the Reporting Person by the Issuer.

As a result of the Voting Agreement, the Reporting Person may be deemed to have the power to vote up to an additional 3,508,151 shares of Common Stock in favor of approval of the Merger and the Merger Agreement, and thus, for the purpose of Rule 13d-3 promulgated under the Exchange Act, the Reporting Person may be deemed to be the beneficial owner of an aggregate of 4,008,151 shares of Common Stock. All shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person constitute approximately 33.16% of the issued and outstanding shares of Common Stock as of December 2, 2005, (as provided to the Reporting Person by the Issuer).

Except for the proxy granted to the Reporting Person to vote the Subject Shares in limited circumstances contemplated by the Voting Agreement, the Reporting Person is not entitled to any rights as a stockholder of the Issuer under the Voting Agreement with respect to the Subject Shares. The Reporting Person disclaims all beneficial ownership of the Subject Shares.

Except as set forth in this Statement, none of the Reporting Person and, to the knowledge of the Reporting Person, the Annex A Persons beneficially owns any shares of Common Stock.

(c) Except as described in this Statement, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the Annex A Persons has executed any transaction in the Common Stock during the past sixty (60) days.

(d) To the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e) Inapplicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the agreements described above, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1

Agreement and Plan of Merger, dated as of December 4, 2005, by and among Liberty Media Corporation, Barefoot Acquisition, Inc. and Provide Commerce, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on 8-K of Provide Commerce, Inc. filed with the Securities and Exchange Commission on December 5, 2005)

Exhibit 2

Voting Agreement, dated as of December 4, 2005, by and between Liberty Media Corporation and Jovian Holdings, LLC (incorporated by reference to Exhibit 10.1 to the Current Report on 8-K of Provide Commerce, Inc. filed with the Securities and Exchange Commission on December 5, 2005)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 13, 2005

LIBERTY MEDIA CORPORATION

By:	/s/ Charles Y. Tanabe
Charles Y. Tanabe
Senior Vice President and General Counsel

ANNEX A

DIRECTORS AND EXECUTIVE OFFICERS OF LIBERTY MEDIA CORPORATION

The name and present principal occupation of each director and executive officer of Liberty Media Corporation (“Liberty”) are set forth below.  Unless otherwise noted, the business address for each person listed below is c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112.  To the knowledge of Liberty, all executive officers and directors listed on this Annex A are United States citizens, except for David J.A. Flowers, who is a Canadian citizen.

Name and Business Address (if applicable)	Principal Occupation and Principal Business (if applicable)
John C. Malone	Chief Executive Officer and Chairman of the Board and Director of Liberty

Robert R. Bennett	President and Director of Liberty

Donne F. Fisher 9781 Meridian Blvd., #200 Englewood, Colorado 80112	Director of Liberty; President of Fisher Capital Partners, Ltd.

Paul A. Gould 711 5th Avenue, 8th Floor New York, New York 10022	Director of Liberty; Managing Director of Allen & Company Incorporated

Gregory B. Maffei	Director of Liberty

David E. Rapley	Director of Liberty

M. LaVoy Robison 1727 Tremont Place Denver, Colorado 80202	Director of Liberty; Executive Director and a Board Member of the Anschutz Foundation

Larry E. Romrell	Director of Liberty

David J.A. Flowers	Senior Vice President and Treasurer of Liberty

Albert E. Rosenthaler	Senior Vice President of Liberty

Christopher W. Shean	Senior Vice President and Controller of Liberty

Charles Y. Tanabe	Senior Vice President, General Counsel and Secretary of Liberty